Exhibit 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“Bezeq”)

Attn.	Atn.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd

Immediate Supplementary Report - Tax Asset

Further to Bezeq’s Immediate Report dated August 23, 2019 concerning the deferred tax asset for carried forward losses at the subsidiary D.B.S Satellite Services (1998) Ltd of NIS 1,166 million (“the Tax Asset”) and the formulated position of the Israel Securities Authority (“the Authority”) received concerning the Tax Asset, a Supplementary Immediate Report is hereby provided that at the Board meeting of Bezeq held on August 28, 2019 the Board decided to write off the Tax Asset from Bezeq’s financial statements for Q2 2019 (“Q2 2019 Financial Statements”).

For the purpose of assessing the probability of making use of the Tax Asset as of June 30, 2019, Bezeq took into account inter alia the absence of developments that occurred in its discussions with the authorities and government ministries, various developments in recent months and the impact of the passage of time. In the light of the foregoing, Bezeq’s assessment of the probability of making use of the Tax Asset no longer meets “more likely than not”, and accordingly it has written off the Tax Asset by changing the estimate starting from the Q2 2019 Financial Statements.

Therefore Bezeq has recognized tax expenses of NIS 1,166 million in the income statement of the Q2 2019 Financial Statements.

As noted in Bezeq’s Immediate Report dated August 23, 2019, in accordance with the formulated position of the Authority’s senior management, the assessment made by the Authority was correct as of the date of Bezeq’s 2018 financial statements and onwards, which is different from Bezeq’s position to cease recognition of the Tax Asset commenced from Q2 2019 Financial Statements. If Bezeq’s position will not be accepted, there is a possibility that Bezeq will be required to re-present its 2018 and subsequent financial statements.

The above information constitutes a translation of the Immediate Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.